Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2009 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, revised guidance and related assumptions for 2009 are described in Section 9: Annual guidance for 2009.

Factors that could cause actual results to differ materially include, but are not limited to:

Competition (including more active price competition and the likelihood of new wireless competitors beginning to offer services in late 2009 and into 2010 as a result of the 2008 advanced wireless services (AWS) spectrum auction); economic growth and fluctuations (including the global credit crisis and economic recession in Canada, and pension performance, funding and expenses); capital expenditure levels (increasing in 2009 and potentially in future years due to the Company’s fourth generation (4G) wireless deployment strategy and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities and fund share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives); technology (including reliance on systems and information technology, broadband and wireless technology options, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful implementation of the network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products, services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, the review of new media and Internet traffic management practices, new regulatory charges to broadcast distribution undertakings (BDUs) to compensate broadcasters for local signals, and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2008 annual and 2009 first quarter Management’s discussions and analyses, as well as updates in Section 10 of this document.

Management’s discussion and analysis

August 7, 2009

The following is a discussion of the consolidated financial position and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2009 and 2008, and should be read together with TELUS’ interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 21 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim Consolidated financial statements and Management’s discussion and analysis were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS’ Consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

TELUS has issued guidance on and reports on certain non-GAAP measures used by management to evaluate performance of business units, segments and the Company. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management’s discussion and analysis contents

Section		Contents
1.	Introduction	A summary of TELUS’ consolidated results for the second quarter and first six months of 2009
2.	Core business, vision and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3.	Key performance drivers	A list of corporate priorities for 2009
4.	Capabilities	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Results from operations	A detailed discussion of operating results for the second quarter and first six months of 2009
6.	Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the six-month period ended June 30, 2009
7.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	Annual guidance for 2009	TELUS’ revised guidance for the full year, and related assumptions
10.	Risks and risk management	An update on certain risks and uncertainties facing TELUS and how the Company manages these risks
11.	Reconciliation of non-GAAP measures and definition of key operating indicators	A description, calculation and reconciliation of certain measures used by management

1.     Introduction

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian economic environment

Global economic uncertainty and tightening credit markets, particularly in the latter half of 2008, resulted in Canada’s economy entering into recession in the fourth quarter of 2008. In its July 23, 2009 Monetary Policy Report, the Bank of Canada projected that Canada’s economy will contract by 2.3 per cent in 2009, and then grow by 3.0 per cent in 2010 and 3.5 per cent in 2011, reaching productive capacity in the middle of 2011. The Bank of Canada also stated that growth in Canada’s economy should resume in the third quarter of 2009. See TELUS’ risks discussion in Section 10.3 Economic growth and fluctuations.

Economic effects on TELUS in the second quarter

Wireless results for the second quarter of 2009 reflect usual historical seasonal effects when compared to the first quarter of 2009, including sequential growth in gross and net subscriber additions, a sequential increase in average revenue per subscriber unit (ARPU), and a sequentially lower subscriber churn rate. However, wireless results continue to be affected by the weak macro-economic environment, as reflected in year-over-year decreases in gross and net additions of subscribers, decreased ARPU, and a higher subscriber churn rate. Year-over-year wireless gross subscriber additions decreased by 4.7% in the second quarter of 2009, while net subscriber additions decreased by 37%. Fewer subscriber net additions in the second quarter of 2009 compared to one year earlier is attributable to a lack of customary growth in gross additions combined with an increase in deactivations. This trend in deactivations was due to a larger subscriber base, lower prior year churn in Koodo® subscribers due to its initial launch in March 2008, and increased churn rate among business customers impacted adversely by the current economic environment.

The 4.7% year-over-year decrease in wireless subscriber gross additions in the second quarter compares to year-over-year growth rates of 0.3% for the first quarter of 2009, 4.8% for the fourth quarter of 2008 and 15% for the year ended December 31, 2008. The worsening growth trend for gross subscriber additions is believed to be primarily due to competitive pressures, as well as the weaker Canadian economy leading to deferral of buying decisions by customers, lower and more cautious business spending, and lower employment levels.

The decline in wireless ARPU is being impacted by decreasing voice revenues largely due to an increased proportion and use of lower per-minute rate plans (including increased use of in-bucket minutes), lower service revenue from the Company’s Mike® service, and decreased roaming revenues. Voice revenue declines can be attributed to the continued highly competitive market and the ongoing global economic recession being experienced in Canada. This is particularly acute for the Company’s Mike Push To Talk™ business-oriented service, which is commonly used in economically sensitive business sectors such as manufacturing, automotive, construction, transportation dispatch, and energy. Mike service subscribers represent less than 10% of TELUS’ total wireless subscriber base, as at June 30, 2009.

The wireline segment has been impacted in the second quarter of 2009 by slower year-over-year data revenue growth and faster erosion in voice revenues. In comparison, year-over-year data revenue growth in the first quarter of 2009 nearly offset the decrease in voice revenues, while in 2008 data growth significantly exceeded voice revenue erosion, in part due to the acquisition of Emergis. Strong price competition in both data and voice services, as well as more cautious spending by consumers and businesses, are contributing factors. In 2009, the Company has observed a larger number of disconnections and fewer installations of business network access lines (NALs), particularly in B.C. and Alberta, attributed partly to economic conditions and partly to competition. Business NALs decreased by 0.2% over the past 12 months, the first 12-month decrease since the first quarter of 2006. The number of residential NAL losses in B.C. and Alberta has moderated in the most recent three quarters.

Considering the economic impacts evident during the second quarter and weaker than expected results, the Company has revised its full year guidance. See Section 9: Annual guidance for 2009.

TELUS’ capital structure financial policies, which are discussed under Capabilities — Section 4.3 Liquidity and capital resources, were designed with credit cycles in mind. The Company believes that these financial policies and guidelines, and maintaining credit ratings in the range of BBB+ to A —, or the equivalent, provide reasonable access to capital markets. The economic weakness and stock market decline that began in 2008 are expected to increase TELUS’ net defined benefit pension plans expense and funding for the full year, which is reflected in the Company’s public guidance for 2009. See Section 9.

1.3 Consolidated highlights

	Quarters ended June 30			Six-month periods ended June 30
($ millions, unless noted otherwise)	2009	2008	Change	2009	2008	Change
Consolidated statements of income
Operating revenues	2,377	2,399	(0.9)%	4,752	4,749	0.1%
Operating income	449	498	(9.8)%	928	1,025	(9.5)%
Income before income taxes	332	382	(13)%	711	783	(9.2)%
Net income (1)	244	268	(9.0)%	566	560	1.1%

Earnings per share (2) (EPS) basic ($)	0.77	0.83	(7.2)%	1.78	1.73	2.9%
EPS (2) diluted ($)	0.77	0.83	(7.2)%	1.78	1.72	3.5%
Cash dividends declared per share (2) ($)	0.475	0.45	5.6%	0.95	0.90	5.6%

Average shares (2) outstanding - basic (millions)	318	321	(0.9)%	318	322	(1.2)%
Consolidated statements of cash flows
Cash provided by operating activities	852	462	84%	1,466	1,087	35%
Cash used by investing activities	552	437	26%	1,030	1,437	(28)%
Capital expenditures	557	435	28%	1,031	755	37%
Acquisitions	—	4	n.m.	—	691	n.m.
Cash (used) provided by financing activities	(339)	(28)	n.m.	(414)	376	n.m.
Subscribers and other measures
Subscriber connections (3) (thousands)				11,760	11,414	3.0%
EBITDA (4)	873	918	(4.9)%	1,779	1,867	(4.7)%
Free cash flow (4)	144	254	(43)%	269	782	(66)%
Debt and payout ratios (5)
Net debt to EBITDA — excluding restructuring costs (times)				1.9	1.7	0.2
Dividend payout ratio (6) (%)				59	52	7	pts

n.m. — not meaningful; pts — percentage points

(1)    Net income for the second quarter and six-month period ended June 30, 2008 has been adjusted. See Section 5.2.

(2)    Includes Common Shares and Non-Voting Shares.

(3)    The sum of wireless subscribers, network access lines, Internet access subscribers and TELUS TV® subscribers measured at the end of the respective periods, based on information in billing and other systems. Subscriber connections at June 30, 2009 have been reduced by five thousand to reflect prior period reporting adjustments to high-speed Internet subscribers.

(4)    EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.

(5)    See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

(6)    Based on 12-month trailing earnings per share excluding favourable tax-related adjustments of 36 cents per share for the period ended June 30, 2009 and 77 cents per share for the period ended June 30, 2008, and minor impacts from a net-cash settlement feature.

Highlights from operations, comparing results for the second quarter and first six months of 2009, or measures at June 30, 2009, to those one year earlier:

•      Subscriber connections increased by 346,000 in the 12-month period ended June 30, 2009. This includes 7.8% growth in wireless subscribers, 125% growth in TELUS TV subscribers and 0.6% growth in Internet subscribers, partly offset by a 4.2% decrease in total network access lines.

•      Wireless ARPU was $58.61 in the current quarter, or $0.22 higher than the first quarter of 2009, but reflected a decrease of $4.12 or 6.6% when compared to the second quarter of 2008. Wireless subscriber net additions were 111,000 in the second quarter of 2009, reflecting an increase of 63,000 from the first quarter of 2009 and a decrease of 65,000 or 37% from the second quarter of 2008.

•      Consolidated operating revenues decreased by $22 million in the second quarter and increased by $3 million for the first six months, when compared to the same periods in 2008. Growth in data revenues was more than offset by declining voice revenues in the second quarter, while for the six-month period, data revenue growth and voice revenue declines were offsetting. Strong price competition and economic impacts, described in Section 1.2, have reduced data revenue growth and accelerated voice revenue declines.

•      Operating income decreased by $49 million and $97 million, respectively, in the second quarter and six-month period, primarily due to lower EBITDA caused by significantly higher restructuring charges (up by $49 million and $70 million, respectively) and increased defined benefit pension plan (DBPP) expenses (up by $30 million and $59 million, respectively).

EBITDA decreased by $45 million and $88 million, respectively, in the second quarter and first six months. Excluding restructuring and DBPP impacts, EBITDA increased by $34 million in the second quarter and $41 million in the first six months. This underlying improvement included 8% lower expenditures on salaries, other benefits and employee-

related expenditures for both the quarter and six month periods. It also included lower advertising, promotion and marketing expenditures, net of higher costs for delivery of TELUS TV services and to support implementation of services for new wireline enterprise customers, as well as higher wireless subscriber retention costs and bad debt expenses.

•      Income before income taxes decreased by $50 million and $72 million, respectively, in the second quarter and six-month period, reflecting lower Operating income that was partly offset in the six-month period by lower total financing and other expenses. Total financing and other expenses increased by $1 million in the second quarter and decreased by $25 million for the first six months, when compared to the same periods in 2008. The decrease in financing and other expenses for the six-month period primarily reflects interest income from the settlement of prior years’ tax matters. Interest expense on long-term and short-term debt did not change significantly in the quarter and six-month periods, as lower effective interest rates offset higher average long-term debt balances.

•      Net income decreased by $24 million in the second quarter of 2009 and increased by $6 million in the first six months of 2009 when compared to the same periods in 2008. Net income in the second quarter and first six months of 2009, as well as the first six months of 2008, include income tax-related adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, and any related interest on reassessments (see Section 5.2). Net income before income tax-related adjustments was $225 million and $485 million, respectively, in the second quarter and first six months of 2009, or decreases of $43 million and $58 million, respectively, when compared to the same periods in 2008.

Basic earnings per share decreased by six cents in the second quarter of 2009 when compared to the same period in 2008, while basic earnings per share for the first six months of 2009 increased by five cents in part due to fewer average shares outstanding. Earnings per share excluding income tax-related adjustments decreased by 12 cents and 16 cents per share, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008. Market repurchases under the 2008 normal course issuer bid (NCIB) program reduced average shares outstanding by four million in the first six months of 2009, when compared to the same period in 2008.

Net income analysis ($ millions)	Quarters ended June 30	Six-month periods ended June 30
Net income in 2008	268	560
Deduct net favourable income tax-related adjustments in 2008 (see Section 5.2)	—	(17)
	268	543

Higher defined benefit pension plan expenses (in EBITDA) (1)	(21)	(41)
Higher restructuring charges (in EBITDA) (1)	(34)	(49)
Other changes in EBITDA (1) (2)	24	28
Higher depreciation and amortization (1) (2)	(4)	(7)
Other	(8)	11
	225	485
Net favourable income tax-related adjustments in 2009 (see Section 5.2)	19	81
Net income in 2009	244	566

(1)    For the purposes of this presentation, the 2009 blended statutory tax rate was used.

(2)    Excluding investment tax credits that are including in tax-related adjustments.

Liquidity and capital resources highlights, including a comparison of results for the second quarter and first six months of 2009, or measures as at June 30, 2009, to those one year earlier:

•      In May 2009, the Company successfully closed an offering of 4.95% Notes due May 2014, for aggregate gross proceeds of $700 million. The net proceeds of the offering were used for corporate purposes, including repayment of amounts outstanding under the 2012 credit facility and reducing outstanding commercial paper. The Company also extended the term of its accounts receivable securitization agreement by three years, for an amount up to a maximum of $500 million.

•      In June, the Company extended the term of its unutilized 365-day revolving credit facility to December 31, 2010, with the available amount becoming $300 million.

•      At June 30, 2009, TELUS had unutilized credit facilities exceeding $1.5 billion, as well as additional unutilized availability under its accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•      Net debt to EBITDA at June 30, 2009 was 1.9 times, within the Company’s long-term target policy range of 1.5 to 2.0 times.

•      The dividend payout ratio, based on the annualized second quarter dividend and earnings for the twelve-month period ended June 30, 2009 (excluding favourable income tax-related adjustments and minimal impact from a net-cash settlement feature), was 59%, while the ratio based on actual earnings for the 12-month period ended June 30, 2009 was 53%. The Company’s prospective guideline is 45% to 55% of sustainable net earnings.

•      Cash provided by operating activities increased by $390 million and $379 million, respectively, due primarily to comparative changes in proceeds from securitized accounts receivable, partly offset by increased funding of defined benefit pension plans and payments under restructuring plans, and for the six-month period, an increase in income tax payments. Income tax instalment payments during the second quarter of 2009 were more than offset by a recovery of income taxes and related interest from the settlement of prior years’ tax matters.

•      Cash used by investing activities increased by $115 million in the second quarter and decreased by $407 million for the first six months of 2009, when compared to the same periods in 2008. The increase for the second quarter resulted mainly from capital investments in wireless and wireline broadband infrastructure to enhance the Company’s competitive position and support long-term growth. The decrease for the first six months was mainly due to the acquisition of Emergis in January 2008 for $691 million net of acquired cash, which more than offset increased capital investments in the first half of 2009.

•      Cash used by financing activities was $339 million and $414 million, respectively, in the second quarter and first six months of 2009. During the second quarter, the Company reduced amounts drawn on the 2012 credit facility and reduced outstanding commercial paper with proceeds from the May debt issue and cash-on-hand. In comparison, during the first six months of 2008, $376 million of cash was provided by debt financing activities used for corporate purposes including the January acquisition of Emergis and anticipated funding requirements for the third quarter AWS spectrum auction.

•      Free cash flow decreased by $110 million and $513 million, respectively, in the second quarter and first six months of 2009, largely due to higher capital expenditures, increased payments under restructuring plans, and for the six-month period, higher income tax payments net of recoveries. Increased capital expenditures and the net increase in income tax payments are consistent with the Company’s 2009 public targets and guidance (see Section 9: Annual guidance for 2009). Free cash flow for the second quarter of 2009 was favourably impacted by $35 million of interest received for settlement of prior years’ tax matters, while second quarter 2009 income tax instalment payments were largely offset by the receipt of income tax settlement amounts in the period, and were similar to net instalment payments in the second quarter of 2008.

2.     Core business, vision and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

TELUS’ core business, vision and strategy were described in its 2008 Management’s discussion and analysis. Activities in the second quarter of 2009 that support the Company’s six strategic imperatives include the following:

Building national capabilities across data, IP, voice and wireless

TELUS continues to invest in broadband networks and services to enhance its competitive position and support future growth opportunities. The construction of the Company’s advanced wireless network continues, based on the latest version of high-speed packet access (HSPA) technology, with HSPA-based service expected to be launched in B.C., Alberta, Quebec and nationally by early 2010 including network-sharing agreements with Bell Canada. The investment in HSPA technology is expected to ensure an optimal future transition to long-term evolution (LTE) technology, the emerging world-wide standard for fourth generation or 4G wireless networks. The Company’s wireline broadband investments are expanding the reach of high-speed Internet and digital TELUS TV service in incumbent regions, as well as supporting new business and government contracts.

Focusing relentlessly on the growth markets of data, IP and wireless

TELUS is incurring upfront costs in 2009 to implement services for several new large enterprise customers, for which revenues are expected to be increasingly realized in future periods. This includes a seven-to-ten year contract worth up to $900 million with the Government of Quebec, to deliver and manage the province’s next generation data network. Revenues in this contract are expected to be recognized beginning in 2010.

Providing integrated solutions that differentiate TELUS from its competitors; and Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

On June 29, 2009, the all digital TELUS Satellite TV service was commercially launched in B.C. and Alberta and is available to more than 90 per cent of households in these provinces. The new satellite TV service complements TELUS’ Internet protocol (IP) based TV service by enabling the Company to immediately expand the addressable market with wireline, wireless, Internet and entertainment services. TELUS Satellite TV includes more than 500 digital channels with more than 80 high definition (HD) channels, and features such as on-screen call display, pay per view, an interactive programming guide, and time shifting. While TELUS Satellite TV service is made possible by an agreement with Bell Canada, Bell TV remains a competitor to TELUS’ satellite and IP TV service offerings in B.C. and Alberta, and TELUS’ IP TV service offerings in Eastern Quebec.

Investing in internal capabilities to build a high-performance culture and efficient operations

The Company increased its focus on its ongoing operating efficiency program beginning in the third quarter of 2008, continuing into 2009. Restructuring costs were $81 million in the first six months of 2009 as compared to $11 million in the same period in 2008 and are expected to be approximately $150 million for the full year of 2009 ($59 million in 2008). See Section 5.3 Consolidated results from operations — Restructuring costs.

An array of initiatives is in various stages of deployment that are improving efficiency and reducing costs, including:

•      rationalizing external supplier spending;

•      simplifying processes and decommissioning uneconomic products;

•      reducing staffing levels, freezing management compensation increases and containing benefit costs;

•      leveraging business process outsourcing; and

•      reducing expenses operation-wide.

Full time equivalent (FTE) employees decreased by approximately 300 during the second quarter and approximately 1,500 since December 31, 2008. FTE staff reductions from efficiency initiatives were approximately 400 during the second quarter, offset in part by an increase of approximately 100 in staffing of business process outsourcing services for customers. FTE staff reductions from efficiency initiatives were approximately 900 since the beginning of the year, and seasonal reductions in staffing of business process outsourcing services were 600 during this six-month period.

3.     Key performance drivers

This section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Management sets corporate priorities each year to advance TELUS’ strategy and focus on the near-term opportunities and challenges to create value for shareholders.

Corporate priorities for 2009

Execute on TELUS’ broadband strategy, leveraging investments in leading wireline and wireless networks to deliver winning solutions for customers

Increase the efficiency of operations to improve TELUS’ cost structure and economic performance

Outpace the competition and earn the patronage of clients through an engaged TELUS team.

4.     Capabilities

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and its competition are described in Section 4.1 of TELUS’ 2008 Management’s discussion and analysis.

4.2 Operational resources

Operational resources are described in Section 4.2 of TELUS’ 2008 Management’s discussion and analysis.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that balances the interests of equity and debt holders.

In the management and definition of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA — excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Reporting back on TELUS’ financing and capital structure management plan for 2009

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

No shares were repurchased in the first half of 2009. The program remains available until December 22, 2009, to repurchase up to eight million shares.

Pay dividends

The dividend declared for the second quarter of 2009 (paid July 2, 2009) was 47.5 cents per share as compared to 45 cents per share in the same period in 2008, or an increase of 5.6%.

Use proceeds from securitized receivables, bank facilities and commercial paper, as needed, to supplement free cash flow and meet other cash requirements

In May 2009, TELUS extended the termination date for its accounts receivable securitization program to 2012. Proceeds from securitized accounts receivable were $400 million at June 30, 2009, an increase of $100 million from March 31, 2009. The Company used increased proceeds from securitized receivables and proceeds received from the $700 million May 2009 Note issue to reduce amounts drawn against its 2012 credit facility to $nil from $300 million at March 31, 2009, and to reduce issued commercial paper to $604 million from $1,188 million at March 31, 2009. Since December 31, 2008, amounts drawn against the 2012 credit facility were reduced by $980 million, while proceeds from securitized accounts receivable increased by $100 million and issued commercial paper increased by $172 million.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities exceeding $1.5 billion at June 30, 2009, as well as additional availability under its accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.9 times at June 30, 2009.

Dividend payout ratio of 45 to 55% of sustainable net earnings on a prospective basis — The historical ratio was 59% when calculated based on the annualized second quarter dividend and 12-month trailing earnings, excluding favourable tax-related adjustments and minimal impacts from a net-cash settlement feature. The ratio was 53% based on actual earnings for the 12-month period ended June 30, 2009.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the only foreign currency-denominated debt issue.

Give consideration to issuing long-term public debt or establishing new term credit facilities in 2009 to refinance short-term financing sources or upcoming debt maturities

In May 2009, the Company successfully closed an offering of 4.95% Notes due May 2014, for aggregate gross proceeds of $700 million. The net proceeds of the offering were used for corporate purposes, including repayment of amounts outstanding under the 2012 credit facility and outstanding commercial paper. In June, the Company extended the term of its 365-day revolving credit facility to December 31, 2010, with the available amount becoming $300 million. The Company has access to a shelf prospectus pursuant to which it can offer $1.8 billion of debt and equity.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A —, or the equivalent, in the future

At August 7, 2009, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. TELUS’ May 2009 debt issue was assigned credit ratings of: A(low) by DBRS Ltd., BBB+ by Standard and Poor’s, Baa1 by Moody’s Investors Service, and BBB+ by Fitch Ratings, all with a stable trend or outlook and consistent with the agencies’ existing ratings of TELUS debt securities.

The following table reflects debt maturities after the May 2009 debt issue and second quarter reductions in utilized bank facilities and issued commercial paper.

Debt maturities as at June 30, 2009

	Long-term debt maturities (1), principal		Interest and
($ millions)	All except capital leases	Capital leases	like carrying costs (2)
2009 balance of year	—	1	234
2010	80	2	463
2011	2,950	—	334
2012	904	—	198
2013	300	—	182
Thereafter	2,649	—	767
Total	6,883	3	2,178

(1)             Where applicable, principal-related maturities reflect foreign currency exchange rates at June 30, 2009.

(2)             Interest and like carrying costs for commercial paper have been calculated based upon rates in effect as at June 30, 2009.

4.4 Internal control over financial reporting

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Results from operations

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

5.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker). Segmented disclosure is reported in Note 5 of the interim Consolidated financial statements.

5.2 Quarterly results summary

	($ in millions, except per share amounts)	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3
	Operating revenues	2,377	2,375	2,454	2,450	2,399	2,350	2,330	2,310
	Operations expenses	1,451	1,441	1,479	1,465	1,477	1,394	1,371	1,317
	Restructuring costs	53	28	38	10	4	7	6	6
	EBITDA (1)	873	906	937	975	918	949	953	987
	Depreciation	330	334	351	344	343	346	386	333
	Amortization of intangible assets	94	93	84	92	77	76	68	70
	Operating income	449	479	502	539	498	527	499	584
	Other expense	11	5	11	6	2	17	6	8
	Financing costs	106	95	118	122	114	109	109	86
	Income before income taxes	332	379	373	411	382	401	384	490
	Income taxes (recovery)	88	57	88	125	114	109	(19)	79
	Net income (2)	244	322	285	286	268	292	403	411
	Net income attributable to Common Shares and Non-Voting Shares (2)	243	321	285	285	267	291	400	410
Income per Common Share and Non-Voting Share	- basic	0.77	1.01	0.90	0.89	0.83	0.90	1.23	1.24
	- diluted	0.77	1.01	0.89	0.89	0.83	0.90	1.22	1.23
	Dividends declared per Common Share and Non-Voting Share	0.475	0.475	0.475	0.45	0.45	0.45	0.45	0.375

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             Net income has been adjusted for the periods prior to 2009 Q1, and no longer includes a deduction for non-controlling interests. As described further in Section 8.2 Accounting policy developments, the change results from the January 1, 2009 adoption of the new recommendations for business combinations (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602). Net income attributable to Common Shares and Non-Voting Shares is equivalent to Net income previously reported in the 2008 and 2007 periods shown above.

Trends

The consolidated revenue trend continues to reflect growth in wireless network revenues generated from an increasing subscriber base; however, this growth has moderated significantly since the onset of the economic downturn in Canada in late 2008. Wireless ARPU in the second quarter of 2009 increased slightly from the first quarter of 2009, but the year-over-year decrease was 6.6%, as strong growth in data ARPU was more than offset by declining voice ARPU. The voice ARPU decline includes pricing competition, greater spending restraint and price optimization on the part of customers, increased use of in-bucket or included-minute service plans, significant deterioration in Mike service ARPU, lower roaming revenues and to a lesser extent, the growing base of Koodo postpaid basic subscribers.

Continuation of economic uncertainty could disrupt usual seasonal patterns for wireless subscriber additions in future quarters. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, resulting in lower fourth quarter wireless EBITDA. The third quarter has recently become more significant with back-to-school offers. In addition, wireless subscriber additions have typically been higher in the second quarter than in the first quarter.

Consolidated revenues also continue to reflect growth in wireline data revenue, which includes new revenues from the acquisition of Emergis beginning in mid-January 2008; however, data revenue growth has moderated in 2009 from strong price competition and was more than offset by declining wireline voice local and long distance revenues. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors. The number of residential network access line (NAL) losses has moderated in the three most recent quarters because of more effective winback efforts and synergies from bundling services, while TELUS’ main cable-TV competitor’s digital telephone coverage expansion slowed. The Company has observed a larger number of disconnections and fewer installations of business NALs attributed partly to economic conditions and partly to competition. However, changes in business NALs do not reflect growth from certain data services, such as private networks.

Consolidated Operations expenses include Emergis expenses beginning in mid-January 2008. The sequential decrease in operations expenses in the first quarter of 2009 resulted mainly from lower accrued performance bonuses. Restructuring costs have increased beginning in the second half of 2008, as management refocused its efforts on accelerating efficiency initiatives, primarily in the wireline segment.

The sequential decline in depreciation in the first quarter of 2009 was due to certain assets becoming fully depreciated. Depreciation expenses were sequentially higher in the fourth quarter of 2007 as a result of reductions to estimated useful service lives of certain asset classes.

Amortization of intangible assets in the fourth quarter of 2008 is net of investment tax credits of $6 million. The investment tax credits were applied following a determination of eligibility by a government tax authority and relate to assets capitalized in prior years that are now fully amortized. The sequential increase in amortization of intangible assets in the third quarter of 2008 was due to implementation of the converged billing platform for B.C. residential customers in mid-July 2008, while the sequential increase in amortization in the first quarter of 2008 was due mainly to the January 2008 acquisition of Emergis.

Financing costs shown in the preceding table are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters, particularly in the first and second quarters of 2009 and the third quarter of 2007. Interest expenses in the first and second quarters of 2009 decreased, when compared to the third and fourth quarters of 2008, due to lower effective interest rates. Interest expenses in the third and fourth quarters of 2008 had increased from preceding quarters due to a higher debt balance that helped fund the third quarter 2008 payment for advanced wireless services (AWS) spectrum licences.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS has also been positively impacted by decreased shares outstanding from share repurchases in 2008 and 2007.

Income tax-related adjustments ($ in millions, except EPS amounts)	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3
Approximate Net income impact	19	62	32	—	—	17	143	93
Approximate EPS impact	0.06	0.20	0.10	—	—	0.05	0.44	0.28
Approximate basic EPS excluding tax-related impacts	0.71	0.81	0.80	0.89	0.83	0.85	0.79	0.96

5.3 Consolidated results from operations

	Quarters ended June 30				Six-month periods ended June 30
($ in millions, except EBITDA margin)	2009	2008	Change		2009	2008	Change
Operating revenues	2,377	2,399	(0.9)%		4,752	4,749	0.1%
Operations expenses	1,451	1,477	(1.8)%		2,892	2,871	0.7%
Restructuring costs	53	4	n.m.		81	11	n.m.
EBITDA (1)	873	918	(4.9)%		1,779	1,867	(4.7)%
Depreciation	330	343	(3.8)%		664	689	(3.6)%
Amortization of intangible assets	94	77	22%		187	153	22%
Operating income	449	498	(9.8)%		928	1,025	(9.5)%
EBITDA margin (%) (2)	36.7	38.3	(1.6	)pts	37.4	39.3	(1.9	)pts

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             EBITDA divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues decreased by $22 million in the second quarter of 2009, but increased by $3 million in the first six months of 2009, when compared to the same periods in 2008. Wireless segment network revenues increased by $14 million in the second quarter and $49 million in the first six months, resulting from strong data revenue growth that was partly offset by ongoing declines in voice revenues. Wireless equipment revenues decreased by $10 million in the second quarter and $15 million in the first six months, mainly from lower smartphone and handset prices and reduced accessory sales. In the wireline segment, data and other revenues increased by $13 million in the second quarter and $53 million in the first six months, but this growth was surpassed by erosion in voice local and long distance revenues caused by local competition and technological substitution.

Operations expenses

	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2009	2008	Change	2009	2008	Change
Salaries, benefits except DBPP,(1) and employee-related expenses	607	662	(8.3)%	1,194	1,296	(7.9)%
DBPP expense (recovery)	5	(25)	n.m.	9	(50)	n.m.
Other operations expenses	839	840	(0.1)%	1,689	1,625	3.9%
	1,451	1,477	(1.8)%	2,892	2,871	0.7%

(1)             DBPP — defined benefit pension plans.

Salaries, benefits (except DBPP benefits) and employee-related expenses decreased by $55 million in the second quarter of 2009 and decreased by $102 million in the first six months of 2009, when compared to the same periods in 2008. These decreases resulted mainly from lower accrued performance bonuses arising from lower than originally planned operating performance, as well as a decrease in full-time equivalent (FTE) employees during the first half of 2009, while management base salaries were frozen at 2008 levels.

TELUS’ defined benefit pension plans expense increased by $30 million in the second quarter and $59 million in the first six months. The increase was mainly due to the decline in value of defined benefit pension plans assets in 2008.

Other operations expenses decreased by $1 million in the second quarter of 2009 and increased by $64 million in the first six months of 2009, when compared to the same periods in 2008. The decrease for the second quarter included lower wireless roaming and marketing costs and lower wireline advertising and promotions costs. The increases for the six-month period included higher wireless subscriber retention costs and bad debt expense, increased wireline TELUS TV programming and customer acquisition costs, as well as costs to implement services for new wireline enterprise customers, partly offset by lower wireless roaming and marketing costs, and wireline advertising and promotions costs.

Restructuring costs

Restructuring costs were $53 million and $81 million, respectively, in the second quarter and first six months of 2009, or increases of $49 million and $70 million, respectively, when compared to the same periods in 2008. Restructuring costs in 2009 were primarily severance costs in respect of efficiency initiatives described in Section 2: Investing in internal capabilities. Restructuring costs are currently expected to be approximately $150 million for the full year of 2009. See Section 9: Annual guidance for 2009.

EBITDA

Consolidated EBITDA decreased by $45 million and $88 million, respectively in the second quarter and first six months of 2009, when compared to the same periods in 2008, primarily due to increased restructuring costs and defined benefit pension plan expenses. EBITDA, excluding the impacts of higher pension and restructuring costs, increased by $34 million and $41 million, respectively, in the second quarter and six-month period, primarily from lower performance bonus accruals, and increasing traction from efficiency initiatives. Excluding higher pension and restructuring costs, wireline EBITDA increased by $20 million and $38 million, respectively, while wireless EBITDA increased by $14 million and $3 million, respectively.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses increased by $4 million and $9 million, respectively, in the second quarter and first six months of 2009, when compared to the same periods in 2008.

Depreciation decreased by $13 million and $25 million, respectively, in the second quarter and first six months of 2009, when compared to the same period in 2008. The decrease primarily reflects accelerated depreciation during 2008 from a reduction in estimated useful service lives for certain digital switching assets, as well as certain digital cell sites becoming fully depreciated. This was slightly offset by growth in capital assets over the past 12 months.

Amortization increased by $17 million and $34 million, respectively in the second quarter and first six months of 2009 when compared to the same period in 2008. The increases include $7 million and $15 million, respectively, arising from the July 2008 implementation of the converged wireline billing and client care platform in B.C., as well as net increases in other intangible assets subject to amortization. Amortization is expected to increase for the full year of 2009 as compared to 2008, mainly due to an additional seven months of amortization for the B.C. client care and billing platform. See Caution regarding forward-looking statements.

Operating income

Operating income decreased by $49 million and $97 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008, due to lower EBITDA, as well as the net increase in depreciation and amortization, described above.

Other income statement items

Other expense, net	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2009	2008	Change	2009	2008	Change
	11	2	n.m.	16	19	(16)%

Other expense, net includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations. Accounts receivable securitization expenses were $2 million and $4 million, respectively, in the second quarter and first six months of 2009 as compared to $1 million and $7 million, respectively, in the same periods of 2008. The increase for the second quarter period primarily reflects higher average proceeds from securitized accounts receivable, while the decrease for the six-month period reflects both lower average proceeds and a lower rate (see Section 7.6 Accounts receivable sale). Losses from market value adjustments to short-term investments held for trading were $1 million in the second quarter of 2009 and $2 million for the first six months of 2009, as compared to net gains of $3 million in the second quarter of 2008 and a net loss of $6 million in the first six months of 2008. The balance of expenditures in both years was primarily charitable donations.

Financing costs	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2009	2008	Change	2009	2008	Change
Interest on long-term debt, short-term obligations and other	116	117	(0.9)%	231	229	0.9%
Foreign exchange (gains) losses	4	—	n.m.	(3)	—	n.m.
Capitalized interest during construction	—	(2)	n.m.	—	(3)	n.m.
Interest income	(14)	(1)	n.m.	(27)	(3)	n.m.
	106	114	(7.0)%	201	223	(9.9)%

Interest expenses on long-term and short-term debt and other decreased by $1 million in the second quarter of 2009 and increased by $2 million in the first six months of 2009 when compared to the same periods in 2008. Higher average debt balances in 2009, resulting primarily from payment for AWS spectrum licences in the third quarter of 2008, were largely offset by a lower effective interest rate. Interest income arising from the settlement of prior years’ tax matters was $14 million in the second quarter of 2009 and $26 million for the first six months of 2009. Interest income in the prior year periods was primarily interest on temporary investments and cash balances.

Income taxes	Quarters ended June 30				Six-month periods ended June 30
($ millions, except tax rates)	2009	2008	Change		2009	2008	Change
Basic blended federal and provincial tax at statutory income tax rates	100	118	(15)%		215	242	(11)%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(8)	—	—		(48)	(1)	—
Revaluation of future income tax liability to reflect future statutory income tax rates	(7)	(8)	—		(26)	(26)	—
Share option award compensation	2	2	—		3	3	—
Other	1	2	—		1	5	—
	88	114	(23)%		145	223	(35)%
Blended federal and provincial statutory tax rates (%)	30.1	30.9	(0.8	)pts	30.2	30.9	(0.7	)pts
Effective tax rates (%)	26.5	29.8	(3.3	)pts	20.4	28.5	(8.1	)pts

Blended statutory income taxes decreased in the second quarter and first six months of 2009 due to lower income before taxes and lower blended statutory tax rates. The effective tax rates in both years were lower than the statutory tax rates due to the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues, revaluations of future income tax liabilities resulting from reductions to future B.C. provincial income tax rates, as well as future tax rates being applied to temporary differences. Changes to future B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning July 1, 2010. In 2008, a rate decrease was enacted for B.C. provincial income taxes, effective July 1, 2008.

Comprehensive income

Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments.

5.4 Wireline segment results

Operating revenues — wireline segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2009	2008	Change	2009	2008	Change
Voice local	470	497	(5.4)%	940	999	(5.9)%
Voice long distance	163	175	(6.9)%	329	354	(7.1)%
Data	530	522	1.5%	1,068	1,028	3.9%
Other	68	63	7.9%	139	126	10%
External operating revenue	1,231	1,257	(2.1)%	2,476	2,507	(1.2)%
Intersegment revenue	31	32	(3.1)%	64	63	1.6%
Total operating revenues	1,262	1,289	(2.1)%	2,540	2,570	(1.2)%

Wireline revenues decreased by $27 million in the second quarter of 2009 and decreased by $30 million in the first six months of 2009, when compared to the same periods in 2008.

•                  Voice local revenue decreased by $27 million and $59 million, respectively, in the second quarter and first six months of 2009, when compared to the same periods in 2008. Decreases were mainly due to lower revenues from basic access and optional enhanced services caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, as well as decreases in business lines from economic impacts.

Network access lines (NALs)	As at June 30
(000s)	2009	2008	Change
Residential	2,320	2,497	(7.1)%
Business	1,824	1,828	(0.2)%
Total	4,144	4,325	(4.2)%

Net (losses) additions in NALs	Quarters ended June 30			Six-month periods ended June 30
(000s)	2009	2008	Change	2009	2008	Change
Residential	(41)	(48)	15%	(82)	(99)	17%
Business	(10)	8	n.m.	(20)	20	n.m.
Total	(51)	(40)	(28)%	(102)	(79)	(29)%

There were fewer residential NAL losses in the second quarter and first six months of 2009 when compared to the same periods in 2008, because of more effective winback efforts and synergy with bundled services including TELUS TV, as well as slowing of a cable-TV competitor’s geographic expansion of digital telephone service. The decrease in business NALs during the second quarter and first six months of 2009 reflects competitive inroads in the business market by cable-TV companies, as well as economic impacts leading to a larger number of disconnections and fewer installations, particularly in B.C. and Alberta. Business NALs increased in Ontario and Quebec during the first six months of 2009 and over the past 12 months. Growth in certain data services, such as private networks, is not measured by business NAL counts.

•                  Voice long distance revenues decreased by $12 million and $25 million, respectively, in the second quarter and first six months of 2009, when compared to the same periods in 2008. The decreases were due mainly to lower average per-minute rates resulting from ongoing industry-wide price competition, a lower base of residential subscribers, and lower billed retail minute volumes, partly offset by higher volumes of inbound terminating traffic at favourable foreign exchange rates.

•                  Wireline data revenues increased by $8 million and $40 million, respectively, in the second quarter and first six months of 2009, when compared to the same periods in 2008. The second quarter increase was primarily due to subscriber growth in digital entertainment services, increased broadcast and videoconferencing revenues, as well as increased Internet, enhanced data and hosting services, partly offset by lower data equipment sales. The increase for the first six months included: (i) higher managed workplace revenues from growth in outsourcing services for business customers; (ii) subscriber growth in digital entertainment services; (iii) increased Internet, enhanced data and hosting services, partly offset by lower average pricing from competitive pressures; (iv) growth in basic data services from higher volumes of competitor digital network access and rate increases; partly offset by lower broadcast and videoconferencing revenues and lower data equipment sales, including the effect of a larger equipment sale in the first quarter of 2008.

Wireline Internet and TELUS TV subscribers	As at June 30
(000s)	2009	2008	Change
High-speed Internet subscribers (1)	1,108	1,064	4.1%
Dial-up Internet subscribers	105	142	(26)%
Total Internet subscribers (1)	1,213	1,206	0.6%
TELUS TV subscribers	115	51	125%

Net additions (losses) of wireline Internet and TELUS TV subscribers	Quarters ended June 30			Six-month periods ended June 30
(000s)	2009	2008	Change	2009	2008	Change
High-speed Internet subscriber net additions	3	24	(88)%	17	44	(61)%
Dial-up Internet subscriber net losses	(9)	(4)	(125)%	(19)	(13)	(46)%
Total Internet subscriber net additions (losses)	(6)	20	(130)%	(2)	31	(106)%
TELUS TV subscriber net additions	17	10	70%	37	16	131%

(1)             Opening balances for high-speed Internet subscribers and total Internet subscribers for the second quarter of 2009, were reduced by five thousand to reflect prior period reporting adjustments.

High-speed Internet subscriber net additions were lower in the second quarter and first six months of 2009 when compared to the same periods in 2008, due to a maturing market and slower household formation, as well as a cable-TV competitors’ expanded product offerings, promotional pricing and winback offers. Growth in subscriptions to digital TELUS TV service continued at a strong pace, as the Company has improved installation capability, rolled out high-definition TV (HDTV) channels and personal video recorders, increased geographic coverage and had success with bundle offers.

•                  Other revenue increased by $5 million and $13 million, respectively, in the second quarter and first six months of 2009, when compared to the same periods in 2008, primarily due to higher voice equipment sales.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2009	2008	Change	2009	2008	Change
Salaries, benefits except DBPP (1) expense (recovery), and employee-related costs	456	501	(9.0)%	907	985	(7.9)%
DBPP expense (recovery)	6	(22)	n.m.	10	(45)	n.m.
Other operations expenses	371	373	(0.5)%	750	740	1.4%
Operations expenses	833	852	(2.2)%	1,667	1,680	(0.8)%
Restructuring costs	49	3	n.m.	75	10	n.m.
Total operating expenses	882	855	3.2%	1,742	1,690	3.1%

(1)             DBPP — defined benefit pension plans.

Total operating expenses increased by $27 million and $52 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008.

•      Salaries, benefits and employee-related costs decreased by $45 million and $78 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008. The decreases resulted from a significant reduction in performance bonus pay accruals from lower than originally planned operating performance for 2009, and efficiency initiatives including those targeting discretionary employee-related expenses such as travel and training.

•      The defined benefits pension plans expense increased by $28 million and $55 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008, mainly due to the decline in value of these plans’ assets in 2008.

•      Other operations expenses decreased by $2 million in the second quarter of 2009, and increased by $10 million in the first six months of 2009, when compared to the same periods in 2008. Other operations expenses in the second quarter reflected expense control initiatives, while the increase for the six-month period was primarily due to: TELUS TV programming and customer acquisition costs; access facility costs associated with implementing new contracts; transit and termination charges resulting from higher outbound call volumes to U.S. and international destinations and unfavourable foreign exchange rates; partly offset by lower advertising and promotional expenses.

•      Restructuring costs increased by $46 million and $65 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008. The increases reflect an array of initiatives under the Company’s competitive efficiency program.

	Quarters ended June 30				Six-month periods ended June 30
Wireline segment — EBITDA	2009	2008	Change		2009	2008	Change
EBITDA ($ millions)	380	434	(12)%		798	880	(9.3)%
EBITDA margin (%)	30.1	33.7	(3.6	)pts	31.4	34.2	(2.8	)pts

Wireline segment EBITDA decreased by $54 million and $82 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008, due primarily to higher restructuring costs and defined benefit pension plan expenses. Excluding the increases in restructuring costs and pension expenses, wireline EBITDA increased by $20 million and $38 million, respectively, due to lower performance bonus accruals and cost containment efforts that drove down discretionary employee-related costs and advertising and promotions costs, partly offset by increased costs to provision TV services and implement services for new enterprise customers. The EBITDA margin pressure is generally impacted by declining voice revenues having higher margins than the growing data services.

5.5 Wireless segment results

Operating revenues — wireless segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2009	2008	Change	2009	2008	Change
Network revenue	1,091	1,077	1.3%	2,163	2,114	2.3%
Equipment revenue	55	65	(15)%	113	128	(12)%
External operating revenue	1,146	1,142	0.4%	2,276	2,242	1.5%
Intersegment revenue	7	7	—%	14	14	—%
Total operating revenues	1,153	1,149	0.3%	2,290	2,256	1.5%

					As at June 30
Wireless operating indicators					2009	2008	Change
Subscribers (000s)
Postpaid					5,061	4,670	8.4%
Prepaid					1,227	1,162	5.6%
Total					6,288	5,832	7.8%
Proportion of subscriber base that is postpaid (%)					80.5	80.0	0.5	pts
Digital POPs(1) covered (millions)(2)					32.7	32.4	0.9%

	Quarters ended June 30				Six-month periods ended June 30
	2009	2008	Change		2009	2008	Change
Subscriber gross additions (000s)
Postpaid	247	279	(11)%		462	483	(4.3)%
Prepaid	155	143	8.4%		286	284	0.7%
Total	402	422	(4.7)%		748	767	(2.5)%
Subscriber net additions (000s)
Postpaid	95	157	(39)%		139	229	(39)%
Prepaid	16	19	(16)%		20	35	(43)%
Total	111	176	(37)%		159	264	(40)%
ARPU (3) ($)	58.61	62.73	(6.6)%		58.50	62.31	(6.1)%
Churn, per month (3) (%)	1.55	1.43	0.12	pts	1.59	1.48	0.11	pts
Average monthly minutes of use per subscriber (MOU)	402	420	(4.3)%		392	408	(3.8)%
COA (4) per gross subscriber addition (3) (5) ($)	311	342	(9.1)%		322	336	(4.2)%
Retention spend to network revenue (3) (5) (%)	10.6	9.1	1.5	pts	10.5	8.7	1.8	pts
EBITDA excluding COA ($ millions)	618	629	(1.7)%		1,222	1,245	(1.8)%
EBITDA to network revenue (%)	45.2	44.9	0.3	pts	45.4	46.7	(1.3)	pts

pts — percentage points

(1)    POPs is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)    Including roaming/resale agreements, principally with Bell Canada.

(3)    See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(4)    Cost of acquisition.

(5)    In the first quarter of 2009, the Company refined the measurement of the costs of acquisition and retention in its operational systems to align with changes in the business. Prior year comparative figures have been restated on a consistent basis.

Wireless segment revenues increased by $4 million and $34 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008. The increases were due to the following:

•      Network revenue increased by $14 million or 1.3% in the second quarter of 2009 and increased by $49 million or 2.3% in the first six months of 2009, when compared to the same periods in 2008. The increases were due primarily to continuing strong wireless data revenue growth and the 7.8% growth in the subscriber base. Overall network revenues increased as data revenue growth of $58 million or 36% in the second quarter was partially offset by lower voice revenues of $44 million or 4.8%. Similarly, data revenue growth of $119 million or 39% in the first six months was partially offset by lower voice revenues of $70 million or 3.9%. Wireless data revenues in the second quarter of 2009 represent 20% of network revenue as compared to 15% in the same period in 2008. This growth in data revenues continues to reflect strength in text messaging and smartphone service revenues driven by increased usage and features, and increased penetration of smartphones, higher-speed EVDO-capable handsets, and mobile Internet keys, partially offset by lower inbound data roaming rates.

•      Blended ARPU of $58.61 decreased by $4.12 or 6.6% in the second quarter of 2009 when compared to the same period in 2008, but was relatively stable when compared to $58.39 in the first quarter of 2009. Blended ARPU of $58.50 for the first six months of 2009 decreased $3.81 or 6.1% when compared to the same period in 2008. Second quarter data ARPU of $11.56 increased by $2.39 or 26% when compared to the same period in 2008, while voice ARPU of $47.05 decreased $6.51 or 12%. Data ARPU for the first six months of 2009 was $11.41, an increase of $2.46 or 28%, while voice ARPU of $47.09 decreased $6.27 or 12%. Declining voice ARPU is a continuing trend, but accelerated due to continued economic weakness in Canada. The trend in voice ARPU included a combination of factors: declining minutes of use by both consumers and businesses, increased use of included-minute rate plans as subscribers shift usage patterns and move to optimize price plans, lower Mike service ARPU, decreased inbound roaming rates and increased penetration of the Koodo brand supporting network revenue and subscriber growth, partly offset by higher service feature revenues.

Gross and net subscriber additions include the results of the Koodo brand launched in March 2008. Postpaid subscriber gross additions represented approximately 62% of total gross additions for the second quarter and first six months of 2009. This compares to 66% and 63%, respectively, in the same periods in 2008.

Net additions for the second quarter and first six months of 2009 were 111,000 and 159,000, respectively, or down 37% and 40%, respectively. Net additions were negatively impacted by slower economic activity and higher overall churn as compared to 2008. Postpaid subscriber net additions represented 86% and 87%, respectively, of total net additions for the second quarter and first six months of 2009, as compared to 89% and 87%, respectively, in the same periods of 2008.

The blended churn rate increase year-over-year reflects higher involuntary churn due to rising unemployment levels, lower prior year churn in the Koodo brand due to its initial launch in March 2008, and continued competitive marketing intensity within both the postpaid and prepaid market segments. The blended churn rate for the second quarter of 2009 increased to 1.55% when compared to 1.43% in the second quarter of 2008, but decreased from 1.62% in the first quarter of 2009. The blended churn rate for the first six months of 2009 was 1.59%, up from 1.48% in the first six months of 2008.

•      Equipment sales, rental and service revenue decreased by $10 million or 15% in the second quarter of 2009 and decreased by $15 million or 12% in the first six months of 2009, when compared to the same periods in 2008. The decreases were due to lower per-unit revenues resulting from a change in product mix (higher postpaid Koodo volumes, higher prepaid volumes and higher penetration of mobile Internet keys in 2009), and overall decrease in combined acquisition and retention volumes, contributing to lower activation and accessory revenues.

•      Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses — wireless segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2009	2008	Change	2009	2008	Change
Equipment sales expenses	190	176	8.0%	373	329	13%
Network operating expenses	150	149	0.7%	304	290	4.8%
Marketing expenses	93	121	(23)%	186	224	(17)%
General and administration (G&A) expenses
Salaries, benefits (1) and employee-related costs	146	157	(7.0)%	285	306	(6.9)%
Other G&A expenses	77	61	26%	155	119	30%
Operations expense	656	664	(1.2)%	1,303	1,268	2.8%
Restructuring costs	4	1	n.m.	6	1	n.m.
Total operating expenses	660	665	(0.8)%	1,309	1,269	3.2%

(1)    Includes defined benefit pension plans recovery of $1 million for the second quarter and first six months of 2009, as compared to recoveries of $3 million for the second quarter of 2008 and $5 million for the first six months of 2008.

Wireless segment total operating expenses decreased by $5 million in the second quarter of 2009 and increased by $40 million in the first six months of 2009 when compared to the same periods in 2008. The decrease in the quarter reflects traction from the ongoing cost efficiency programs, restructuring efforts and much lower marketing spending. The increase for the first six months supported subscriber acquisition and retention efforts, growth in data services, and the 8% year-over-year growth in the subscriber base.

•      Equipment sales expenses increased by $14 million and $44 million, respectively, in the second quarter and first six months of 2009 as compared with the same periods in 2008. The increases were due in part to higher retention volumes and higher per-unit costs to support migration of clients to smartphones and multimedia devices, combined with the impact of an unfavourable U.S. dollar exchange rate (compared to 2008), partly offset by lower acquisition volumes.

•      Network operating expenses increased by $1 million and $14 million, respectively, in the second quarter and first six months of 2009 as compared with the same periods in 2008. The increases in network operating expenses were in support of the growth in data revenues (36% for the second quarter), relating to continued penetration of smartphones, multimedia devices and mobile Internet keys that drove increases in revenue share costs to third parties and licensing costs to service providers, partly offset by lower roaming costs from reduced rates, particularly in the second quarter.

•      Marketing expenses decreased by $28 million and $38 million, respectively, in the second quarter and first six months of 2009, as compared with the same periods in 2008, resulting from lower advertising and promotion expenditures relating to the initial launch of the Koodo brand in March 2008 as well as more efficient spending. Decreased commissions resulted from lower combined acquisition and retention volumes, as well as lower rates from a change in product mix and loading through variable cost channels. COA per gross subscriber addition decreased by $31 and $14, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008. The decrease in COA reflects lower advertising and promotion expenditures and commissions, partially offset by higher per-unit subsidy costs (reflecting unfavourable foreign exchange rates and promotional pricing to support smartphone and multimedia penetration).

Retention costs as a percentage of network revenue increased to 10.6% and 10.5% in the second quarter and first six months of 2009 as compared to 9.1% and 8.7%, respectively, for the same periods in 2008. The increase in retention costs was primarily related to continued focus on migration of clients to smartphones and multimedia devices, unfavourable foreign exchange rates and higher device repairs resulting from more complex service offerings.

•      In G&A expenses, salaries, benefits and employee-related costs decreased by $11 million and $21 million, respectively, in the second quarter and first six months of 2009, as compared to the same periods in 2008, which reflects lower performance bonus accruals and traction from competitive efficiency programs. Other G&A expenses increased by $16 million and $36 million, respectively, including higher bad debt expenses of $6 million and $17 million, respectively. The increase in bad debts is reflective of a broader subscriber base, current economic conditions and increased involuntary subscriber churn. Other G&A expenses also included higher external labour costs.

•      Restructuring costs included various initiatives under the Company’s competitive efficiency program.

	Quarters ended June 30				Six-month periods ended June 30
Wireless segment - EBITDA	2009	2008	Change		2009	2008	Change
EBITDA ($ millions)	493	484	1.9%		981	987	(0.6)%
EBITDA margin (%)	42.8	42.1	0.7	pts	42.8	43.8	(1.0	)pts

Wireless segment EBITDA increased by $9 million in the second quarter of 2009 and decreased by $6 million in the first six months of 2009, when compared to the same periods in 2008. Wireless EBITDA, before the increase in pension and restructuring expenses, increased by $14 million and $3 million, respectively, resulting from higher network revenue and lower COA expenses, partly offset by increased retention and network costs supporting data growth and higher bad debts expense as a result of current economic conditions. The improvement in EBITDA margin in the second quarter of 2009 reflected increased network revenues, while network costs were relatively flat and COA expenses decreased.

6.     Changes in financial position

Changes in the Consolidated statements of financial position for the six-month period ended June 30, 2009, are as follows:

Financial position as at:	June 30,	Dec. 31,
($ millions)	2009	2008	Change		Explanation of the change
Current Assets
Cash and temporary investments, net	26	4	22	n.m.	See Section 7: Liquidity and capital resources
Accounts receivable	725	966	(241)	(25)%

Reduced by a $100 million increase in proceeds from securitized accounts receivable, a decrease in wireless customer accounts receivable due to a decrease in postpaid ARPU, and seasonally lower receivables from wireless dealers. Accounts receivable turnover was 43 days at June 30, 2009 compared to 48 days at December 31, 2008.

Income and other taxes receivable	58	25	33	132%	Reflects an increase in accrued income and other taxes receivable, net of refunds received.
Inventories	200	333	(133)	(40)%	Mainly a decrease in wireless handset volumes, parts and accessories, partly offset by a higher proportion of higher-priced data capable devices.
Prepaid expenses and other (1)	250	176	74	42%	Prepayment of federal payroll taxes, and annual payment of property taxes, wireless licence fees, and maintenance contracts, all net of amortization.
Derivative assets	—	10	(10)	(100)%	Fair value adjustments to foreign exchange hedges.

Current Liabilities
Accounts payable and accrued liabilities	1,324	1,465	(141)	(10)%	Includes a decrease in accrued capital expenditures, licences and material, lower wireless dealer commissions payable, and lower payroll and accrued employee benefits.
Income and other taxes payable	15	163	(148)	(91)%	Reflects final income tax payments in 2009 for the 2008 tax year as well as 2009 instalments, offset by the current income tax expense for the period.
Restructuring accounts payable and accrued liabilities	81	51	30	59%	New obligations under current restructuring initiatives exceeded payments under previous restructuring initiatives.
Dividends payable	149	151	(2)	(1)%	—
Advance billings and customer deposits	650	689	(39)	(6)%	Primarily a decrease in deferred revenue from lower wireless handset volumes held by external channels.
Current maturities of long-term debt	52	4	48	n.m.	Reflects the May 2010 maturity of $50 million TELUS Communications Inc. 12% Series 1 debentures, net of a small reduction in capital leases.
Derivative liabilities	93	75	18	24%	Fair value adjustments for share options and restricted share unit hedges, net of options exercised or forfeited.
Current portion of future income taxes	525	459	66	14%	Primarily changes in TELUS Communications Company and TELE-MOBILE COMPANY partnerships’ income that will be allocated over the next 12 months.
Working capital (2)	(1,630)	(1,543)	(87)	(6)%	The reduction in working capital contributed to a reduction in long-term debt.

(1)    Commencing in 2009, the new recommendations of the CICA for goodwill and intangible assets (Handbook Section 3064) apply to the Company. The application of this standard resulted in adjustments to the Consolidated statements of financial position. See Section 8.2 Accounting policy developments.

(2)    Current assets subtracting Current liabilities — an indicator of the ability to finance current operations and meet obligations as they fall due.

Changes in financial position continued from the previous page.

Financial position as at:	June 30,	Dec. 31,
($ millions)	2009	2008	Change		Explanation of the change
Capital Assets, Net	12,661	12,483	178	1%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation and Amortization in Section 5.3 Consolidated results from operations.
Other Assets
Other long-term assets (1)	1,527	1,418	109	8%	Primarily pension plan funding and continued amortization of transitional pension assets.
Investments	43	42	1	2%	Reflects a minor new investment.
Goodwill	3,564	3,564	—	—%	—
Long-Term Debt	6,085	6,348	(263)	(4)%

Includes:

•      Net proceeds of $697 million from the issue of 4.95% five-year notes in May,

•      A $172 million increase in commercial paper,

•      A net reduction of $980 million in amounts drawn against the 2012 credit facility ($nil at June 30),

•      $50 million debentures reclassified to current liabilities; and

•      A $104 million decrease in the Canadian dollar value of the 2011 U.S. dollar Notes, which is largely offset by a lower derivative liability (see Other Long-Term Liabilities).

Other Long-Term Liabilities	1,403	1,295	108	8%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liability associated with the 2011 U.S. dollar Notes.
Future Income Taxes (1)	1,278	1,213	65	5%

An increase in future taxes on long-term assets and liabilities, including unrealized gains and losses on derivatives and reassessments for prior year tax issues, partly offset by a revaluation for statutory tax rate changes.

Shareholders’ Equity
Common Share and Non-Voting Share equity (1)	7,378	7,085	293	4%	Mainly Net income of $564 million and Other comprehensive income of $20 million attributable to holders of Common Shares and Non-Voting Shares, less $300 million of dividends paid or payable in cash.
Non-controlling interests	21	23	(2)	(9)%	Dividends paid by a subsidiary to non-controlling interests, net of Comprehensive income of $2 million attributable to non-controlling interests.

(1)    Commencing in 2009, the new recommendations of the CICA for goodwill and intangible assets (Handbook Section 3064) apply to the Company. The application of this standard resulted in adjustments to the Consolidated statements of financial position. See Section 8.2 Accounting policy developments.

7.     Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. In the second quarter and first six months of 2009, as well as the second quarter of 2008, cash provided by operating activities exceeded cash used by investing activities. In the first quarter of 2008, cash provided by operating activities was supplemented by financing activities for the January 2008 acquisition of Emergis.

Summary of Consolidated statements of cash flows	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2009	2008	Change	2009	2008	Change
Cash provided by operating activities	852	462	84%	1,466	1,087	35%
Cash (used) by investing activities	(552)	(437)	(26)%	(1,030)	(1,437)	28%
Cash (used) provided by financing activities	(339)	(28)	n.m.	(414)	376	n.m.
Increase (decrease) in cash and temporary investments, net	(39)	(3)	—	22	26	—
Cash and temporary investments, net, beginning of period	65	49	—	4	20	—
Cash and temporary investments, net, end of period	26	46	—	26	46	(43)%

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $390 million and $379 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008. The year-over-year net increases included the following changes:

•                  Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the Consolidated statements of cash flow), increased cash flow by $450 million in the second quarter and first six months of 2009 when compared to the same periods in 2008. Specifically, the Company increased proceeds from securitized accounts receivable by $100 million in the second quarter of 2009, while in the second quarter of 2008, the Company reduced such proceeds by $350 million.

•                  EBITDA decreased by $45 million and $88 million, respectively, in the second quarter and first six months, as described in Section 5: Results from operations. The decrease in EBITDA included increases in employee defined benefit pension plan expenses and restructuring costs. Excluding these non-cash items, EBITDA increased by $34 million and $41 million, respectively.

•                  Contributions to employee defined benefit plans increased by $27 million and $53 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008. See assumptions for defined benefits pension plans in Section 9: Annual guidance for 2009.

•                  Payments under restructuring programs increased by $16 million and $35 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008.

•                  Interest paid increased by $8 million and $12 million, respectively, in the second quarter and first six months of 2009 when compared to the same periods in 2008.

•                  Interest of $35 million was received in the second quarter of 2009, for the settlement of prior years’ tax matters.

•                  Net income tax payments of $8 million in the second quarter of 2009 included a $54 million recovery for settlement of prior years’ tax matters. Net income tax payments of $222 million for the first six months of 2009 included the second quarter recovery as well as final instalment payments in respect of the 2008 tax year made in the first quarter. In comparison, net income tax payments in the second quarter and first six months of 2008 were $6 million and $7 million, respectively. The Company has commenced to make significant income tax payments in 2009 (see income tax payment assumptions in Section 9).

•                  In 2008, the Company liquidated short-term investments of $116 million during the second quarter, which, net of short-term investments made during the first quarter, provided $42 million for the first half of 2008.

•                  Other changes in non-cash working capital, including reduced customer and dealer accounts receivable and inventory in the first half of 2009.

7.2 Cash used by investing activities

Cash used by investing activities increased by $115 million in the second quarter of 2009 when compared to the same period in 2008 as a result of increased capital expenditures. Cash used by investing activities decreased by $407 million in the first six months of 2009 when compared to the same period in 2008, due to the acquisition of Emergis in the prior year, partly offset by increased capital expenditures.

Assets under construction were $1,049 million at June 30, 2009, up $367 million from December 31, 2008. The increase related mainly to the Company’s wireline and wireless broadband initiatives, described further below.

Capital expenditures	Quarters ended June 30				Six-month periods ended June 30
($ millions, except capital intensity)	2009	2008	Change		2009	2008	Change
Wireline segment	368	321	15%		646	576	12%
Wireless segment	189	114	66%		385	179	115%
TELUS consolidated	557	435	28%		1,031	755	37%
EBITDA less capital expenditures (1)	316	483	(35)%		748	1,112	(33)%
Capital intensity (%) (2)	23	18	5	pts	22	16	6	pts

(1)             See Section 11.1 EBITDA for the calculation and description.

(2)             Capital intensity is the measure of capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Capital expenditures increased by $122 million and $276 million, respectively, in the second quarter and first six months of 2009, when compared to the same periods in 2008. Capital expenditures levels for the first half of 2009 are on a run rate consistent with the annual guidance of approximately $2.05 billion. Capital intensity of 22% for the first half of 2009 reflects a wireline intensity level of 25% (22% in the first half of 2008) and a wireless intensity level of 17% (8% in the first half of 2008). EBITDA less capital expenditures decreased by $167 million and $364 million respectively, due mainly to these increased capital intensity levels, as well as lower EBITDA as described in Section 5.3.

•                  Wireline segment capital expenditures increased by $47 million and $70 million, respectively, in the second quarter and first six months of 2009, relative to expenditures in the same periods in 2008. The increases were mainly due to investments in broadband and TELUS TV initiatives primarily in B.C. and Alberta. Partly offsetting this were expenditures in 2008 for the billing and client care platform implemented for B.C. residential customer accounts in July 2008. Wireline cash flow (EBITDA less capital expenditures) was $12 million in the second quarter of 2009, reflecting a decrease of $101 million or 89% when compared to the same period in 2008. Wireline cash flow for the first six months of 2009 was $152 million, a decrease of $152 million or 50% from the same period in 2008. Wireline cash flow was significantly impacted in 2009 by increased restructuring charges and increased defined benefit plan pension expenses.

•                  Wireless segment capital expenditures increased by $75 million and $206 million, respectively, in the second quarter and first six months of 2009, due mainly to new investments in HSPA technology and service capability for a planned launch by early 2010. Expenditures in the second quarter and first half of 2008 were relatively low, pending the outcome of the July 2008 AWS spectrum auction and finalization of the Company’s wireless technology evolution plans. Wireless cash flow (EBITDA less capital expenditures) was $304 million in the second quarter of 2009, reflecting a decrease of $66 million or 18% when compared to the same period in 2008. Wireless cash flow for the first six months of 2009 was $596 million, a decrease of $212 million or 26% from the same period in 2008.

7.3 Cash provided (used) by financing activities

Net cash used by financing activities was $339 million in the second quarter of 2009, as compared to $28 million in the same period of 2008. For the first six months of 2009, net cash used by financing activities was $414 million, as compared to net cash provided by financing activities of $376 million in the same period of 2008.

•                  Cash dividends paid to shareholders in the second quarter of 2009 totalled $151 million, in respect of the first quarter declared dividend (47.5 cents per share) that was remitted and paid April 1, 2009. In comparison, $289 million in cash dividends paid during the second quarter of 2008 were in respect of remitted 2008 first and second quarter declared dividends (45 cents per share, each).

Cash dividends paid to shareholders in the first six months of 2009 totalled $302 million and included remittance and payment on January 2 of the fourth quarter 2008 declared dividend (47.5 cents per share). In comparison, $289 million in dividends paid for the first six months of 2008 were in respect of the 2008 first and second quarter dividends.

•                  There have been no purchases of TELUS shares under the NCIB program in 2009. The maximum number of shares that may be repurchased under the current program, before December 22, 2009, is four million Common Shares and four million Non-Voting Shares. During the second quarter of 2008, the Company repurchased approximately 1.7 million shares for $77 million, while over the first six months of 2008 the Company repurchased approximately 4.6 million shares for $199 million.

•                  Long-term debt issues

In May 2009, the Company successfully closed a public offering of 4.95%, Series CF Notes maturing May 2014, for aggregate gross proceeds of $700 million. Net proceeds of approximately $697 million were used for corporate purposes, including repayment of amounts outstanding under the 2012 Credit Facility and reducing outstanding commercial paper. The Series CF Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 71 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The Series CF Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture. Credit rating agencies assigned the same investment-grade ratings to these Notes as TELUS’ previous Notes. See Section 7.7 Credit ratings.

In 2008, during the second quarter, the Company publicly issued $500 million, 5.95% Series CE Notes maturing in April 2015. Net proceeds were used for corporate purposes including a net reduction in utilized 2012 bank facilities and a reduction in proceeds from securitized accounts receivable, with the latter reflected as a change in non-cash working capital (see Section 7.1 Cash provided by operating activities).

•                  Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In the first quarter of 2009, net amounts drawn on the 2012 credit facility decreased by $680 million to $300 million, while issued commercial paper increased by $756 million to $1,188 million. Due primarily to the successful issue of new Notes in May 2009, during the second quarter the Company reduced net amounts drawn on the 2012 credit facility to $nil and reduced commercial paper to $604 million.

In 2008, during the first quarter, the Company increased utilization of the 2012 credit facility from $nil to $321 million and increased the amount of issued commercial paper by $213 million to $800 million for general corporate purposes, including the January acquisition of Emergis. During the second quarter of 2008, the Company reduced the amount drawn on the 2012 credit facility by $159 million to a balance of $162 million at June 30, while the balance of commercial paper was unchanged.

•                  TELUS Communications Inc. long-term debt

Effective June 12, 2009, TELUS Corporation has guaranteed the payment of TCI debentures’ principal and interest and TCI first mortgage bonds’ principal and interest.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or 12-month periods ended, June 30	2009	2008	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,255	6,644	611
Total capitalization – book value (2)	14,764	13,678	1,086
EBITDA – excluding restructuring costs	3,820	3,830	(10)
Net interest cost	441	419	22
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	86	83	3	pts
Average term to maturity of debt (years)	4.4	4.8	(0.4)
Net debt to total capitalization (%) (1)	49.1	48.6	0.5	pts
Net debt to EBITDA – excluding restructuring costs (1)	1.9	1.7	0.2
Coverage ratios (1)
Interest coverage on long-term debt (Earnings coverage)	4.2	4.7	(0.5)
EBITDA – excluding restructuring costs interest coverage	8.7	9.1	(0.4)
Other measures (3)
Free cash flow ($ millions) (4)	(152)	1,621	(1,773)

Dividend payout ratio (1) of sustainable net earnings guideline – 45 to 55%
Dividend payout ratio – actual earnings, excluding income tax-related adjustments and net-cash settlement feature (%)	59	52	7	pts
Dividend payout ratio – actual earnings (%)	53	43	10	pts

(1)             See Section 11.4 Definitions of liquidity and capital resource measures.

(2)             The figure for June 30, 2008 reflects an adjustment to retained earnings, resulting from adoption of the new recommendations of the CICA for goodwill and intangible assets. See Section 8.2.

(3)             Twelve-month trailing figures.

(4)             See Section 11.2 Free cash flow for the definition.

Net debt at June 30, 2009 increased from one year earlier, with the majority of the increase having occurred in the third quarter of 2008 to facilitate payment for AWS spectrum licences. Total capitalization increased primarily from increased net debt and higher Common Share and Non-Voting Share equity, as NCIB share repurchases have decreased over the past twelve months.

The average term to maturity of debt was 4.4 years at June 30, 2009, decreasing by 0.4 years from one year earlier due to the elapse of time, partly offset by the May 2009 $700 million debt issue, reduced commercial paper and repayment of amounts drawn on the 2012 credit facility. The proportion of debt on a fixed-rate basis was 86% at June 30, 2009, up from 83% one year earlier due to the May 2009 debt issue, reduced commercial paper and repayment of amounts drawn on the 2012 credit facility, partly offset by increased securitization of accounts receivable.

The interest coverage on long-term debt ratio was 4.2 times for the 12-month period ended June 30, 2009, down from 4.7 times one year earlier. The decrease primarily reflected lower income before income taxes and long-term interest expense, as well as an increase in long-term interest expense. The EBITDA interest coverage ratio for the 12-month period ended June 30, 2009 was 8.7 times, down from 9.1 times one year earlier due to an increase in net interest cost.

Free cash flow for the 12-month period ended June 30, 2009, decreased by $1.77 billion when compared to free cash flow for the 12-month period ended June 30, 2008. The decrease was largely due to the $882 million payment for AWS spectrum licences in the third quarter of 2008, $474 million increased general capital spending, a $338 million increase in income tax payments net of recoveries, and $56 million higher payments under restructuring initiatives.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level, and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial guidelines and policies are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at June 30, 2009 was 1.9 times.

•                  Dividend payout ratio target guideline of 45 to 55% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The ratio calculated for the 12-month trailing period ended June 30, 2009, excluding income tax-related adjustments and a minimal effect from a net-cash settlement feature from earnings, was 59%. The measure calculated based on actual earnings for the same period was 53%.

7.5 Credit facilities

At June 30, 2009, TELUS had available liquidity exceeding $1.5 billion from unutilized credit facilities, as well as unutilized availability under its accounts receivable securitization program, consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity. On June 19, 2009, the terms of the 364-day credit facility were amended such that the amount available became $300 million and the expiry date was extended to December 31, 2010.

TELUS credit facilities at June 30, 2009

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(220)	(604)	1,176
364-day revolving facility (2)	December 31, 2010	300	—	—	—	300
Other bank facilities	—	64	—	(6)	—	58
Total	—	2,364	—	(226)	(604)	1,534

(1)             Canadian dollars or U.S. dollar equivalent.

(2)             Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at June 30, 2009) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 8.7 to 1 at June 30, 2009) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. An amendment in May 2009 resulted in the term of this revolving-period securitization agreement being extended three years, for an amount up to a maximum of $500 million.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of August 7, 2009.

Balance of proceeds from securitized receivables ($ millions)	2009, June 30	2009, Mar. 31	2008, Dec. 31	2008, Sept. 30	2008, June 30	2008, Mar. 31	2007, Dec. 31	2007, Sept. 30
	400	300	300	250	150	500	500	550

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings in the first six months of 2009. Four credit rating agencies that cover TELUS assigned their existing ratings, all with a stable outlook or trend, to the Company’s May 2009 $700 million Note issue. DBRS Ltd. confirmed its ratings for TELUS Corporation and TELUS Communications Inc. on June 17, 2009.

Credit rating summary	DBRS Ltd.	S&P	Moody’s	FitchRatings
Trend or outlook	Stable	Stable	Stable	Stable

TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A-	—	—

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 4 of the interim Consolidated financial statements)

The Company’s financial instruments, and the nature of risks that they may be subject to, are described in the Company’s 2008 Management’s discussion and analysis. Certain updates are provided below.

Credit risk — Accounts receivable / allowance for doubtful accounts

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. The weighted average life of past-due customer accounts receivable is 70 days, increased from 64 days at December 31, 2008.

Liquidity risk

As a component of capital structure financial policies, discussed under Capabilities — Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

TELUS has significant debt maturities in future years. The Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can offer $1.8 billion of debt or equity securities. The Company intends to renew the shelf prospectus and believes that its investment grade credit ratings provide reasonable access to capital markets.

Market risk

The sensitivity analysis of reasonably possible changes in market risks due to the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the interim Consolidated financial statements.

Commitments and contingent liabilities

Price cap deferral accounts

There are no significant changes affecting the price cap deferral account balance of $145 million, since the discussion in TELUS’ 2008 Management’s discussion and analysis.

Guarantees

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at June 30, 2009, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. Should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at June 30, 2009, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 19(c) of the interim Consolidated financial statements.

7.9 Outstanding share information

The table below contains a summary of the outstanding shares for each class of equity at June 30, 2009. The total number of outstanding and issuable shares is also presented, assuming full conversion of outstanding options and shares reserved for future option grants. The number of outstanding and issuable shares at August 7, 2009 was not materially different from June 30, 2009.

Outstanding shares (millions of shares)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at June 30, 2009	175	143	318	(1)
Options outstanding and issuable (2) at June 30, 2009	—	15	15
	175	158	333

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 318 million for the three-month and six-month periods ended June 30, 2009.

(2)             Assuming full conversion and ignoring exercise prices.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2008 Management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments (Note 2 of the interim Consolidated financial statements)

Accounting policies are consistent with those described in Note 1 of TELUS’ 2008 Consolidated financial statements, other than for developments set out below. The discussion in this section includes expectations at the reporting date about the transition from Canadian GAAP to International Financial Reporting Standards (IFRS) as issued by the International

Accounting Standards Board (IASB). The discussion is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Transition to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being replaced with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. TELUS will be required to report using the IFRS-IASB standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date that the Company has selected for adoption.

Canada’s Accounting Standards Board will phase in or transition to IFRS-IASB through a combination of three methods:

(i)                                     As current joint-convergence projects of the United States Financial Accounting Standards Board and the IASB are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB.

(ii)                                  Standards identified by Canada’s Accounting Standards Board as key or significant in which the Accounting Standards Board has undertaken a project to converge Canadian GAAP with the related IFRS prior to transition date and issued as Canadian GAAP.

(iii)                               Standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB.

The first two transition methods may, or will, result in the Company either having the option to, or being required to, effectively, change over certain accounting policies to IFRS-IASB prior to 2011 in the event a new standard is issued or early adoption is permitted.

The IASB’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and as a result, IFRS-IASB as at the transition date is expected to differ from its current form. In November 2008, the United States Securities and Exchange Commission issued a proposed road map, with seven milestones, that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it also contemplates mandatory usage of IFRS-IASB by United States reporting issuers as early as 2014 (such a mandatory usage decision — Milestone 6 — is anticipated to be made by the United States Securities and Exchange Commission in 2011). It is not possible to currently assess the impact, if any, this proposal will have on the IASB’s work plan; however, Milestone 1 is a requirement for improvements in accounting standards and a subsequent consideration by the United States Securities and Exchange Commission of whether IFRS-IASB are of high quality and sufficiently comprehensive.

There are several phases that the Company will have to complete on the path to changing over to IFRS-IASB:

Implementation phase	Description and status
Initial impact assessment and scoping

This phase includes the identification of significant differences between existing Canadian GAAP and IFRS-IASB, as relevant to the Company’s specific instance.

Based upon the current state of IFRS-IASB, this phase was completed in the first quarter of 2008. The Company used a diagnostic process, and identified a modest number of topics possibly impacting either the Company’s financial results and/or the Company’s effort necessary to change over to IFRS-IASB. This diagnostic resulted in the development of a detailed plan under which activities are being conducted. The IASB has activities currently underway which may, or will, change IFRS-IASB and such change may, or will, impact the Company. The Company will assess any such change as a component of its key elements phase.

Key elements

This phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB. As well, this phase includes other operational elements such as information technology, internal control over financial reporting and training.

As at June 30, 2009, the identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB, considering impacts on operational elements, such as information technology, are largely completed. The evaluation of the impact on the Company’s internal control over financial reporting will be considered in the later part of the year.

Communications activities leveraging internal resources occurred during the current reporting period, and training has been made available by way of an internal IFRS website dedicated to the conversion. Targeted training will be provided on standards that are applicable to TELUS’ transition.

The Company has regularly updated its Audit Committee of the Board of Directors on the status of the project, implications and expected range of impacts.

Embedding	This phase will integrate the solutions into the Company’s underlying financial system and processes that are necessary for the Company to change over to IFRS-IASB.

The Company will present its results for fiscal 2010 using contemporary Canadian GAAP. In 2011, the Company will present its comparative results for fiscal 2010 using contemporary IFRS-IASB. To accomplish this, in 2010 the Company will effectively maintain two parallel books of account.

For the balance of 2009, the Company will conclude on accounting policy choices and begin preparing its accounting systems accordingly, to enable preparation of its opening financial position under IFRS-IASB for 2010. Although its impact assessment activities are well underway and commencing according to plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences, other than as set out below:

Goodwill and intangible assets

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets apply to the Company. This change in accounting policy has been made in accordance with the transitional provisions of the new recommendations.

The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets.  Prior to the Company’s 2009 fiscal year, upfront wireline customer activation and connection fees, along with the corresponding direct costs not in excess of revenues, were deferred and recognized by the Company over the average expected term of the customer relationship; the impact of the new recommendations on the Company is that these direct costs do not qualify for recognition as intangible assets.

The effects of the application of this new standard on the Company’s Consolidated statements of income and other comprehensive income for the three-month and six-month periods ended June 30, 2009, and the effects of the application of this new standard on the Company’s Consolidated statements of financial position as at June 30, 2009, and December 31, 2008 are presented in Note 2(b) of the interim consolidated financial statements. Due to the nature of these direct costs and the periods of time over which they have been deferred and recognized, the Company’s results of operations for the periods currently presented are not materially affected by these new recommendations.

Business combinations and non-controlling interests

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for business combinations and consolidation of financial statements were replaced with new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602).

Effective January 1, 2009, the Company early adopted the new recommendations and did so in accordance with the transitional provisions; the Company would have otherwise been required to adopt the new recommendations effective January 1, 2011.

Generally, the new recommendations result in measuring business acquisitions at the fair value of the acquired business and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording fair values attributable to non-controlling interests). Unlike the corresponding new U.S. GAAP, which requires the recognition of the fair value of goodwill attributable to non-controlling interests, both the new Canadian GAAP recommendations and IFRS-IASB allow the choice of whether or not to recognize the fair value of goodwill attributable to non-controlling interests on an acquisition-by-acquisition basis.

Measuring business acquisitions at fair value will, among other things, result in:

•                  acquisition costs being expensed;

•                  acquisition-created restructuring costs being expensed;

•                  contingent consideration, that is accounted for as a financial liability, being measured at fair value at the time of the acquisition with subsequent changes in its fair value being included in determining the results of operations; and

•                  changes in non-controlling ownership interests subsequent to the parent company’s acquisition of control, and not resulting in the parent company’s loss of control, being accounted for as capital transactions.

Whether the Company will be materially affected by the new recommendations in the future will depend upon the specific facts of business combinations, if any. The Company’s consolidated financial statements were subject to a small number of retrospectively applied non-controlling interest-related presentation and disclosure changes:

•                  the Consolidated statements of financial position now recognizes non-controlling interest as a separate component of shareholders’ equity; and

•                  the Consolidated statements of income and other comprehensive income now present the attribution of net income and other comprehensive income between the Company’s shareholders and non-controlling interests rather than reflecting the non-controlling interest in the results of operations as a deduction in arriving at net income and other comprehensive income.

Accounting policy developments in fiscal 2008

As activities consistent with Canadian GAAP being converged with IFRS-IASB, the following recommendations were applied by the Company commencing in its 2008 fiscal year.

Financial instruments — disclosure; presentation

The existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863). The new recommendations resulted in incremental disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the statement of financial position date, and how an entity manages those risks.

Inventories

The previously existing recommendations for accounting for inventories were replaced with new recommendations (CICA Handbook Section 3031). The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position were not materially affected by the new recommendations.

9.              Annual guidance for 2009

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

The Company has revised its 2009 annual guidance, last updated in the first quarter 2009 Management’s discussion and analysis. Revisions this quarter reflect weaker than expected results, higher expected full-year restructuring costs, and the Company’s revised outlook for the full year.

Revised annual guidance	Annual guidance for 2009	Expected change from 2008	Previous annual guidance, May 7, 2009
Consolidated
Revenues	$9.65 to $9.80 billion	0 to 2%	$9.7 to $9.9 billion
EBITDA (1)	$3.6 to $3.7 billion	(5) to (2)%	$3.625 to $3.775 billion
EPS – basic, excluding income tax-related adjustments (2)	$3.10 to $3.30	(8) to (2)%	$3.15 to $3.45
EPS – basic (3)	$3.35 to $3.55	(5) to 1%	$3.35 to $3.65
Capital expenditures	Unchanged at approx. $2.05 billion	10%	Approx. $2.05 billion
Wireline segment
Revenue (external)	Unchanged at $5.0 to $5.1 billion	0 to 2%	$5.0 to $5.1 billion
EBITDA	$1.625 to $1.675 billion	(8) to (6)%	$1.65 to $1.725 billion
Wireless segment
Revenue (external)	$4.65 to $4.70 billion	0 to 1%	$4.7 to $4.8 billion
EBITDA	$1.975 to $2.025 billion	(1) to 1%	$1.975 to $2.05 billion

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition, which includes restructuring costs.

(2)             A non-GAAP measure.

(3)             Guidance for basic EPS includes income tax-related adjustments recorded in the first and second quarters of 2009.

The following key assumptions were made at the time the original 2009 targets were announced on December 16, 2008. Management’s revised expectations are noted.

Assumptions for 2009 original targets	Actual result to date, and confirmed or revised expectations for 2009 guidance
Ongoing wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies	Expectation unchanged, as evident by a major cable-TV competitor’s continued digital telephone and Internet subscriber additions and increasing penetration among business customers.
Canadian wireless industry market penetration gain of approximately 4.5 percentage points for the year	Expectation may be too high given Canadian economic contraction experienced in the first half of 2009.
Downward pressure on wireless ARPU	Expectation confirmed by 6% year-over-year decrease in TELUS’ blended ARPU in the first half of 2009, which is more than originally expected. See Section 5.5 Wireless segment results.
New competitive wireless entry beginning in the fourth quarter of 2009 with most entrants starting in 2010	Expectation unchanged.
Restructuring expenses of approximately $50 million to $75 million

Revised to approximately $150 million to reflect increased operational efficiency activities (previously revised with the release of first quarter 2009 financial results to approximately $125 million for the full year of 2009).

A blended statutory tax rate of approximately 30 to 31%	Expectation unchanged. The blended statutory income tax rate for the first six months of 2009 was 30.2%.
Net income tax payments of approximately $320 to $350 million

The current estimate for 2009 income tax payments net of recoveries is approximately $270 to $310 million. Income tax payments in the first six months of 2009 were $222 million, including final payments for 2008 and instalments for 2009 less income tax recoveries received in the second quarter.

Assumptions for 2009 original targets	Actual result to date, and confirmed or revised expectations for 2009 guidance
Forecast average exchange rate of U.S. $0.80 per Canadian dollar

The current expectation is that the Canadian dollar exchange rate will average U.S. $0.85 in 2009, based on a composite of forecasts by Canadian chartered banks, the Bank of Canada, Conference Board of Canada and internal forecasts.

The average closing exchange rate for the six-month period ended June 30, 2009 was approximately U.S. $0.829, per Canadian dollar. The closing rate at June 30, 2009 was U.S. $0.860, while the daily closing rate varied between approximately U.S. $0.770 and U.S. $0.925 over the first six months of 2009. (Source: Bank of Canada)

Most of 2009 capital expenditures, including wireless HSPA network expenditures, are priced in Canadian dollars. The Company employs currency hedges for a varying portion of wireless handset purchases, as circumstances warrant. The principal repayments and interest obligations on the Company’s U.S. dollar denominated debt are effectively fixed by cross-currency interest rate swap agreements.

A pension accounting discount rate was estimated at 7.00% (subsequently set at 7.25%) and expected long-term return of 7.25% (consistent with the Company’s long-run returns and its future expectations). Defined benefit pension plans net expenses and funding were both estimated to increase in 2009, mainly due to the decline in value of defined benefits pension plans assets in 2008.

•      Defined benefit pension plans net expenses were estimated to be $nil (1)  in 2009, subsequently revised to approximately $18 million (2)

•      Defined benefit pension plans contributions were estimated to be approximately $200 million (1) for 2009, subsequently revised to $211 million (2)

The assumptions for defined benefit pension plan accounting are set at the beginning of each year. The Company’s estimate for contributions to defined benefit pension plans has been revised to $191 million for 2009, based on recent actuarial reports.

(1)             December 16, 2008.

(2)             Management’s discussion and analysis for 2008, dated February 11, 2009.

10.       Risks and risk management

The following are updates to the risks and risk management discussion in Section 10 of TELUS’ Management’s discussion and analysis for 2008 and the first quarter of 2009.

10.1 Regulatory

CRTC review of broadcasting in new media — Broadcasting Regulatory Policy CRTC 2009-329

On June 4, 2009, the CRTC issued its determinations regarding broadcasting in new media following a public hearing initiated by Broadcasting Notice of Public Hearing 2008-11. Some proposals considered by the CRTC included mandating a contribution requirement for Internet service providers to create a fund to subsidize the creation of Canadian new media content and implementing incentives for the promotion of Canadian new media content on the Internet. These proposals raised significant jurisdictional, public policy and enforcement issues for the CRTC.

The CRTC rejected all these new proposals for the regulation of new media and instead determined that the current exemption order remains appropriate with a few minor changes, such as introducing some reporting requirements, for which the details will be determined in a follow-up proceeding. The CRTC has a policy of reviewing its exemption orders every five years and it will continue to monitor the new media environment during this time. Also, the CRTC indicated that it will refer to the Federal Court of Appeal the legal issue as to the applicability of the Broadcasting Act to Internet service providers so that this legal issue is no longer uncertain at the time of the next review of the new media exemption order. The CRTC also endorsed a proposal for the Government of Canada to develop a national digital strategy.

CRTC confirmation of its intention that broadcast distribution undertakings (BDUs) compensate broadcasters for local signals (Broadcasting Regulatory Policy CRTC 2009-406 and Broadcasting Notice of Consultation CRTC 2009-411)

On July 6, 2009, the CRTC made announcements concerning subsidies and new revenue sources for local television. First, the CRTC increased the amount paid by BDUs into a fund to assist local programming to 1.5% of gross broadcasting revenues of all BDUs. This contribution is over and above the 5% of gross revenues paid by BDUs to the Canadian Media Fund or required to be spent on their own community programming services. Second, the CRTC reversed its previous determinations rejecting the payment of subscriber fees by BDUs for the local television signals available for reception free over-the-air and has now determined that broadcasters should be compensated for the value of their signals which are required to be carried by all BDUs. In a public hearing scheduled to commence on September 29, 2009, the CRTC expects to examine the mechanics of a negotiated solution.

The value for signal regime introduced by the CRTC is expected to result in increased consumer costs without an increase in value of services received. The expected increase in cost to consumers could negatively impact growth in the broadcasting distribution sector, including TELUS TV services, in future.

10.2 Human resources

Collective bargaining at TELUS Québec

In the second quarter of 2009, an agreement was signed with the Syndicat des agents de maîtrise de TELUS (SAMT), covering a small number of professional and supervisory team members in Quebec. The new agreement expires on December 31, 2012. Collective bargaining in the TELUS Québec region is expected to continue in 2009 for an agreement with the Syndicat québécois des employés de TELUS (SQET) covering approximately 1,050 trades, clerical and operator services team members. The current agreement with the SQET expires on December 31, 2009. Under the terms of the Canada Labour Code, no legal work stoppage can occur until after certain statutory conditions are met, including expiration of the collective agreement. Risks associated with a legal work stoppage in 2009 are considered low.

10.3 Economic growth and fluctuations

Continuation of economic recessions may adversely impact TELUS

An extended economic downturn may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. Through 2008, TELUS benefited from strong growth in the Canadian wireless sector. Wireless results for the first quarter of 2009 were significantly affected by the economic downturn, and while stabilized in the second quarter of 2009, wireless subscriber growth and ARPU continue to be affected. In addition, the cyclical resource economies in B.C. and Alberta are now experiencing contraction or lower growth. TELUS continues to focus on four key vertical markets of the public sector, healthcare, financial services and energy. The public sector, healthcare and financial services vertical markets are generally expected to be less exposed to the economic downturn than the manufacturing and export-oriented industries in Ontario and Quebec and the cyclical resource economies in B.C. and Alberta. To mitigate worsening economic impacts, TELUS is pursuing additional cost reduction and efficiency initiatives, and may defer NCIB share repurchases and/or reduce capital expenditures.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2009 were largely determined by the rates of return on the plans’ assets for 2008 and interest rates at year-end 2008, with revisions to expected funding based on recent actuarial reports. As at June 30, 2009, the Company’s best estimate for defined benefit pension plans expense in 2009 is $18 million, as compared to a recovery of $100 million in 2008, and the Company’s estimate of cash contributions to its defined benefit pension plans in 2009 is $191 million ($102 million in 2008).

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See Section 11.4 — EBITDA excluding restructuring costs.) EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income.

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2009	2008	2009	2008
Net income	244	268	566	560
Other expense (income)	11	2	16	19
Financing costs	106	114	201	223
Income taxes	88	114	145	223
Operating income	449	498	928	1,025
Depreciation	330	343	664	689
Amortization of intangible assets	94	77	187	153
EBITDA	873	918	1,779	1,867

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2009	2008	2009	2008
EBITDA	873	918	1,779	1,867
Capital expenditures	(557)	(435)	(1,031)	(755)
EBITDA less capital expenditures	316	483	748	1,112

11.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2009	2008	2009	2008
Cash provided by operating activities	852	462	1,466	1,087
Cash (used) by investing activities	(552)	(437)	(1,030)	(1,437)
	300	25	436	(350)
Adjustments
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(3)	5	(23)	6
Reduction (increase) in securitized accounts receivable	(100)	350	(100)	350
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	(48)	(128)	(43)	94
Acquisitions	—	4	—	691
Proceeds from the sale of assets	—	(3)	—	(3)
Other investing activities	(5)	1	(1)	(6)
Free cash flow	144	254	269	782

The following shows management’s calculation of free cash flow.

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2009	2008	2009	2008
EBITDA	873	918	1,779	1,867
Share-based compensation	11	10	20	16
Net employee defined benefit plans expense (recovery)	5	(25)	9	(50)
Employer contributions to employee defined benefit plans	(51)	(24)	(104)	(51)
Restructuring costs net of cash payments	31	(2)	30	(5)
Donations and securitization fees included in Other expense	(11)	(7)	(14)	(17)
Cash interest paid	(184)	(176)	(233)	(221)
Cash interest received	35	1	35	2
Income taxes paid; and other	(8)	(6)	(222)	(4)
Capital expenditures	(557)	(435)	(1,031)	(755)
Free cash flow	144	254	269	782

11.3 Definition of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definition of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of sustainable net earnings: For actual earnings, the measure is defined as the most recent quarterly dividend declared per share multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The dividend payout ratio on an actual basis, excluding income tax-related adjustments and ongoing impacts of a net-cash settlement feature introduced in 2007, is considered more representative of a sustainable calculation.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $129 million and $23 million, respectively, for the 12-month periods ended June 30, 2009 and 2008.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. The calculation is based on total long-term debt, including long-term debt due within one year.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at June 30
($ millions)	2009	2008
Long-term debt including current portion	6,137	5,519
Debt issuance costs netted against long-term debt	29	31
Derivative liability	835	1,137
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(120)	(147)
Cash and temporary investments	(26)	(46)
Proceeds from securitized accounts receivable	400	150
Net debt	7,255	6,644

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S. $1,925 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Should they occur, losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-month periods ended June 30, 2009 and 2008 are equivalent to reported financing costs for those periods.

Total capitalization — book value is calculated as Net debt plus Shareholders’ equity, excluding accumulated other comprehensive income or loss:

	As at June 30
($ millions)	2009	2008
Net debt	7,255	6,644
Shareholders’ equity (2008 – as adjusted)
Common Share and Non-Voting Share equity	7,378	6,898
Add back Accumulated other comprehensive loss	110	114
Non-controlling interests	21	22
Total capitalization – book value	14,764	13,678